Filed pursuant to Rule 253(g)(2)

File No. 024-11523

Supplement No. 3 filed with the Securities and Exchange Commission on December 7, 2022,

to Supplement No. 2 filed with the Securities and Exchange Commission on September 26, 2022,

to Supplement No. 1 filed as of August 31, 2022,

to the offering circular filed as of August 8, 2022

SUPPLEMENT NO. 3 TO OFFERING CIRCULAR

ReAlpha Asset Management, Inc.

Up to 7,500,000 shares of Common Stock

6515 Longshore Loop, Suite 100

Dublin, OH 43017

(707) 732-5742

This Supplement No. 3 dated December 7, 2022, supplements our prior filings relating to this offering, including Supplement No. 2 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2022, Supplement No. 1 filed with the SEC on August 31, 2022, and the Offering Circular of ReAlpha Asset Management, Inc. (the “Company”) dated August 8, 2022, which forms an integral part of the offering statement on Form 1-A originally filed by us with the SEC on July 29, 2022, and qualified on August 3, 2022, as may be further amended and supplemented (the “Offering Circular”).

The information contained in this Supplement No. 3 supplements and supersedes any information to the contrary relating to the offering or the Company contained in the Offering Circular, Supplement No. 1 and Supplement No. 2. This Supplement No. 3 should be read in conjunction with Offering Circular, Supplement No. 1 and Supplement No. 2 (including the disclosures incorporated by reference into such documents). Unless otherwise defined in this Supplement No. 3, capitalized terms used in this Supplement No. 3 shall have the same meaning as set forth in the Offering Circular.

The Offering Circular dated August 8, 2022 is available HERE. Supplement No. 2, dated September 26, 2022 is available HERE, and Supplement No. 1, dated August 31, 2022, is available at HERE.

The purpose of this Supplement No. 3 is to announce that:

●	Consistent with prior disclosure, the Company will not be allowing any new investors to submit subscription applications for investment after December 8, 2022.
●	Investors currently in the pipeline for finalizing subscriptions will have until March 31, 2023 to do so.
●	The offering is being extended until March 31, 2023 at 11:59 pm PST for investors currently in the offering pipeline for investment with documents underway.
●	The Company reserves the right to end the offering sooner.

Offering Termination Date

The Company intends to terminate the offering for its common stock, par value $.001 per share described in the Offering Circular. No further subscriptions will be accepted for the current offering after March 31, 2023 at 11:59 pm PST (the “Termination Date”). After December 8, 2022, the Company will not be allowing any new investors to submit documents for Subscriptions in the offering. Investors in the pipeline as of December 8, 2022, will be able to complete and fund investments until March 31, 2023. Subscriptions in the offering will be accepted for such investors up to March 31, 2023 and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date or to decide to terminate the offering at an earlier time, in its sole discretion.